Akuna Securities LLC

Notes to Financial Statements

Note 1.   Nature of Operations and Significant Accounting Policies

Akuna Securities LLC (the Company) is a Delaware limited liability company formed on August 10, 2011, and is a wholly owned subsidiary of Akuna Trading LLC (the Parent), which is a wholly owned subsidiary of Akuna Holdings LLC (Holdings). The primary business of the Company is to trade as principal and market maker in U.S. securities and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a registered market maker on the Chicago Board Options Exchange (CBOE) and the International Securities Exchange (ISE), a member of the Chicago Mercantile Exchange (CME), and BATS Global Markets (BATS) and traded on the Osaka Securities Exchange (OSE).

Pursuant to the Company's operating agreement, the Company will dissolve, the assets of the Company will be liquidated and the Company will be terminated upon the determination of the Manager or if the Company has no members, as defined in the agreement.

The Company does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii) and clears all transactions through clearing broker-dealers on a fully disclosed basis.

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition that are not held for sale in the ordinary course of business.

Securities owned and sold, not yet purchased and investment transactions: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations. Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Notes to Financial Statements

Note 1. **Nature of Operations and Significant Accounting Policies (continued)**

Foreign currency translation: All assets and liabilities held in foreign currencies are translated to US dollars at year end rates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns but its taxable income is reported as part of Holdings' tax return. Holdings' is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2015, management has determined that there are no material uncertain income tax positions.

Holdings is generally not subject to tax examinations by U.S. federal or state authorities for tax years before 2012.

Recent Accounting Pronouncements – Revenue: On May 28, 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a new revenue recognition standard that eliminates the transaction and industry specific revenue recognition guidance under current U.S. GAAP and requires a company to recognize revenue at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for non-public companies to annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Note 2. **Receivable from Clearing Broker-Dealers**

Receivable from clearing broker-dealers at December 31, 2015 consists of:

Cash	$ 86,182,392
Financial instruments - futures contracts	7,710,118
Dividends receivable	706,900
	$ 94,599,410

Securities owned, cash and financial instruments held at the Company's clearing broker-dealers collateralize securities sold, not yet purchased and amounts due to clearing broker-dealers, if any, and may serve to satisfy regulatory capital or margin requirements. Per the Company's agreement with its clearing broker-dealer, the Company must maintain total net liquidating value (NLV) of $5,000,000 with its clearing broker-dealer and may be required to deposit additional funds should it become necessary in order to bring NLV above the minimum.

Akuna Securities LLC

Notes to Financial Statements

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value.   Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies.   A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.   The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the exchange closing price, and the fair value of exchange traded futures and options on futures are based upon exchange settlement prices..   These financial instruments are classified as Level 1 in the fair value hierarchy.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Akuna Securities LLC

Notes to Financial Statements

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2015:

	Level 1
Assets	
Securities owned and pledged, at fair value:	
Equity options	$ 241,625,447
Options on futures	107,033,606
	348,659,053
Receivable from clearing broker dealers:	
Futures contracts	7,710,118
Total assets	$ 356,369,171
Liabilities	
Securities sold, not yet purchased, at fair value:	
Equity securities	$ 50,793,120
Equity options	225,851,998
Options on futures	126,084,522
Total liabilities	$ 402,729,640

As of and for the year ended December 31, 2015, the Company had no assets or liabilities classified as Level 2 or Level 3.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Derivative Instruments

The Company uses derivative financial instruments, which generally included exchange traded equity options and exchange traded futures and options on futures contracts as part of its trading activities.

As a market maker in various markets, the Company employs arbitrage trading strategies between exchange-traded futures, exchange-traded equity options, options on futures, and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits as the open derivatives positions have corresponding offsets in other non-derivative instruments.

Akuna Securities LLC

Notes to Financial Statements

Note 4. Derivative Instruments (Continued)

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Note 8 describes the risks associated with trading derivative contracts.

At December 31, 2015, the Company's derivative activities had the following impact on the statement of financial condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Equity options [1]	Equity Price	241,625,447	(225,851,998)	$ 15,773,449
Futures [2]	Commodities	16,810	(235)	16,575
Futures [2]	Equity Price	7,835,993	(142,450)	7,693,543
		7,852,803	(142,685)	7,710,118
Options on futures [1]	Equity Price	106,204,836	(125,439,452)	(19,234,616)
Options on futures [1]	Commodities	828,770	(645,070)	183,700
		107,033,606	(126,084,522)	(19,050,916)
				$ 4,432,651

(1) Assets are included in securities owned and pledged, at fair value and liabilities are included in securities sold, not yet purchased, at fair value on the statement of financial condition.

(2) Assets and liabilities are included in receivable from clearing brokers on the statement of financial condition.

The Company traded approximately 61,126,000 derivative contracts during the year ended December 31, 2015.

As of December 31, 2015, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the company.

Notes to Financial Statements

Note 4.   Derivative Instruments (Continued)

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

	Gross Amounts Recognized	Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Futures Contracts	$ 7,852,803	$ (142,685)	$ 7,710,118	$ -	$ 7,710,118
Equity Options	241,625,447	-	-	241,625,447	241,625,447
Options on Futures	107,033,606	-	-	107,033,606	107,033,606
Total Assets	$ 356,511,856	$ (142,685)	$ 7,710,118	$ 348,659,053	$ 356,369,171
Liabilities					
Futures Contracts	$ (142,685)	$ 142,685	$ -	$ -	$ -
Equity Options	(225,851,998)	-	-	(225,851,998)	(225,851,998)
Options on Futures	(126,084,522)	-	-	(126,084,522)	(126,084,522)
Total Liabilities	$ (352,079,205)	$ 142,685	$ -	$ (351,936,520)	$(351,936,520)

Note 5.   Related Party Transactions

The Company has entered into an expense sharing arrangement with Akuna Capital LLC (AC), a wholly owned subsidiary of the Parent, whereby, trading and support services that include compensation, occupancy, technology and telecommunication and certain other operating expenses are paid by AC on the Company's behalf. The Company reimburses AC for these expenses. Personnel costs related to the traders who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating expenses are allocated based on the number of traders assigned to the Company.

Akuna Technologies LLC (AT), a wholly owned subsidiary of Holdings, provides technology services to the Company. Technology services provided by AT are allocated based on the number of traders assigned to the Company. The prepayment of $109,054 is included in the payable to affiliate.

Payable to affiliate at December 31, 2015 is $2,837,304 which is owed to Akuna Capital LLC. Receivable from affiliate is $109,054 which was prepaid to Akuna Technologies LLC.

Akuna Securities LLC

Notes to Financial Statements

Note 6.   **Commitments and Contingencies**

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows. At December 31, 2015, there were no such matters outstanding.

Note 7.   **Indemnifications**

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8.   **Off-Balance Sheet Risk and Concentration of Credit Risk**

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and options with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Note 8.   Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are primarily cleared by ABN Amro Clearing Chicago LLC. Pursuant to agreement, the Company's clearing dealers are required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker-dealers or in the event they do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing broker-dealer.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $41,375,274, which was $41,157,242 in excess of its required net capital of $218,032. The Company's net capital ratio was 0.079 to 1.

Note 10.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.